SD 3/3/03

03002510

VF 2-27-03

UNITED STATES
[SECURITI]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 26 2003 WASH. D.C. 165 SECTION

SEC FILE NUMBER
8-18316

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tweedy, Browne Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Park Avenue 9th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank J. Dulmovitz (212) 916-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

160 Federal Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 07 2003

OATH OR AFFIRMATION

I, William H. Browne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tweedy, Browne Company LLC, as of December, 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHELDON S. HSU
Notary Public, State of New York
No. 31-4908913
Qualified in New York County
Term Expires April 4, 2006

Signature

Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (1) Independent Auditor's Report on Internal Accounting Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tweedy, Browne Company LLC

Financial Statements and Supplemental Schedules
Pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Partners of Tweedy, Browne Company LLC

In our opinion, the accompanying statement of financial condition, and the related statements of operations, changes in members' capital and cash flows present fairly, in all material respects, the financial position of Tweedy, Browne Company LLC (the "Company") at December 31, 2002, and the results of its operations, changes in members' capital and cash flows for the year then ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 21, 2003

Tweedy, Browne Company LLC
Statement of Financial Condition
December 31, 2002

Assets	
Current assets:	
Cash and cash equivalents	$ 4,309,188
Investment advisory fees receivable	5,722,537
Receivable from clearing broker	555,139
Other current assets	690
Total current assets	10,587,554
Security deposits	137,147
Furniture, equipment and leasehold improvements, (net of accumulated depreciation and amortization of $1,941,943)	1,015,308
Secured demand notes receivable	800,000
Total assets	$ 12,540,009
Liabilities and Members' Capital	
Current liabilities:	
Accounts payable and other accrued liabilities	1,430,760
Accrued professional fees	61,072
Total current liabilities	1,491,832
Note payable	413,333
Subordinated indebtedness	800,000
Total liabilities	2,705,165
Commitments and contingencies	
Members' capital	9,834,844
Total liabilities and members' capital	$ 12,540,009

The accompanying notes are an integral part of these financial statements.

Tweedy, Browne Company LLC
Statement of Operations
For the Year Ended December 31, 2002

Revenues:	
Management fees	$ 100,444,431
Performance fees	184,988
Commissions	3,626,007
Interest and other income	154,731
Total revenues	104,410,157
Expenses:	
Employee compensation and benefits	8,021,849
New York City unincorporated business taxes	2,685,669
Selling, general and administrative	5,870,663
Clearing fees	443,012
Facilities and related expenses	2,420,019
Professional fees	1,133,008
Depreciation and amortization	477,041
Interest	99,188
Total expenses	21,150,449
Net income	$ 83,259,708

The accompanying notes are an integral part of these financial statements.

Tweedy, Browne Company LLC
Statement of Changes in Members' Capital
For the Year Ended December 31, 2002

	Managing Member	Non-Managing Members	Total
Members' capital, beginning of year	$ 8,149,003	$ 6,730,723	$ 14,879,726
Distributions to members	(52,428,965)	(35,875,625)	(88,304,590)
Net income	50,371,930	32,887,778	83,259,708
Members' capital, end of year	$ 6,091,968	$ 3,742,876	$ 9,834,844

The accompanying notes are an integral part of these financial statements.

Tweedy, Browne Company LLC
Statement of Cash Flows
For the Year Ended December 31, 2002

Reconciliation of net income to net cash provided by operating activities:	
Net income	$ 83,259,708
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	477,041
Changes in assets and liabilities:	
Decrease in investment advisory fees receivable	504,642
Increase in receivable from clearing broker	(413,327)
Decrease in other current assets	4,799
Decrease in security deposits	464,000
Increase in accounts payable and other accrued liabilities	876,682
Decrease in accrued professional fees	(22,073)
Net cash provided by operating activities	85,151,472
Cash flows from investing activities:	
Capital expenditures	(309,593)
Net cash used in investing activities	(309,593)
Cash flows from financing activities:	
Capital withdrawals	(88,304,590)
Repayment of note payable	(160,000)
Net cash used in financing activities	(88,464,590)
Decrease in cash and cash equivalents	(3,622,711)
Cash and cash equivalents, beginning of year	7,931,899
Cash and cash equivalents, end of year	$ 4,309,188
Cash paid during the year for:	
Unincorporated business taxes	$ 1,635,300
Interest	$ 123,188

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**

Tweedy, Browne Company LLC (the "Company") is a limited liability company organized in the state of Delaware, registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and an investment advisor, and is a member of the National Association of Securities Dealers ("NASD"). The Company was reorganized on October 9, 1997 as a successor to the business of Tweedy, Browne Company L.P. (the "Predecessor Partnership"). Immediately following the conversion to a limited liability company, the former partners of the limited partnership sold an equity interest of approximately 71% to Affiliated Managers Group, Inc. ("AMG"). AMG became the managing member and the former partners of the limited partnership continued as members.

The Company's headquarters are located in New York City. It also has a research satellite office in London, U.K. to conduct securities research in connection with foreign investments.. All accounts are maintained in U.S. dollars.

2. **Significant Accounting Policies**

Cash and Cash Equivalents
Cash and cash equivalents includes cash in banks, on hand and invested in money market funds.

Furniture, Equipment and Leasehold Improvements
Property, equipment and software are stated at cost and are being depreciated over their estimated useful lives, ranging from 3 to 7 years, using the straight-line method or an accelerated method beginning in the year an item was placed in service. The difference between the accelerated method and the straight-line method is not material. Leasehold improvements, which are at cost, are amortized over the shorter of their estimated useful lives or the term of the leases.

Revenue Recognition
The Company's revenues consist primarily of investment advisory fees and brokerage commissions, which are recognized as revenue when earned. The majority of the investment advisory fees from managed accounts are billed in advance on a quarterly basis. Fees billed in advance are deferred and recognized over the period earned. Investment advisory fees from domestic regulated investment companies are billed and recognized on a semi-monthly basis. Performance-based management fees are generally earned based upon a percentage of the increase in value of the various portfolios due solely to the appreciation in value of securities plus interest, dividends or other income for the year and are billed quarterly. All performance based fee revenue is recognized when earned and deemed to be fully collectible. Brokerage commissions are recognized on a trade date basis and are remitted by the clearing broker on a monthly basis after necessary offsets for clearing charges and execution costs.

Income Taxes
The Company is not subject to federal or state income taxes. The members are responsible for reporting their proportionate share of the Company's income on their separate returns. The Company is subject to New York City unincorporated business taxes.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Receivable from Clearing Broker

The Company is an introducing broker that clears its customer security transactions through Bear Stearns Securities Corporation on a fully disclosed basis. The Company pays its clearing broker a fixed ticket charge for clearing its transactions. At December 31, 2002, $50,139 is due from clearing brokers, consisting principally of commissions due on transactions after deductions for clearing and other execution charges. The receivable from clearing broker also includes a $505,000 security deposit held by the clearing broker.

4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2002 are summarized as follows:

Computer equipment and software	$ 1,972,227
Furniture and fixtures	131,361
Leasehold improvements	853,663
	2,957,251
Less: Accumulated depreciation and amortization	(1,941,943)
	$ 1,015,308

5. Notes Payable

On July 9, 2000, the Company entered into a note agreement with a bank. As of December 31, 2002, notes payable of $413,333 were outstanding, all of which is due at the maturity date of July 1, 2005. The interest rate of the note is 10.80% and interest expense for the year ended December 31, 2002 was $55,188. The note is valued at cost which is not materially different than the fair value.

6. Subordinated Indebtedness

On July 1, 1989, the Predecessor Partnership entered into a subordinated loan agreement with two of its general partners. In 1995, one of the general partners retired, but remains a party to the subordination agreement. The individuals provided collateralized demand notes receivable in the amount of $400,000 each to the Company in exchange for a subordinated note payable which call for interest at the rate of 6% per annum. The notes are valued at cost which approximates the fair value. These notes become due on September 30, 2006. The resulting liability for repayment of such notes is subordinated to all other claims of general creditors. The subordinated notes have been approved by the NASD and are available for computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such debt is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The subordinated notes are collateralized by marketable securities of certain current and former non-managing members having a market value at December 31, 2002 in excess of $5.6 million. Interest expense on the above subordinated indebtedness amounted to $48,000 for the year.

7. Profit Sharing Plan

The Company has a non-contributory profit sharing plan (the "Plan") that covers all eligible employees of the Company. The Company's contribution to the Plan for the year ended December 31, 2002 amounted to $618,561, of which $18,561 was payable by the Company at December 31, 2002 and is included in accounts payable and other accrued liabilities on the Statement of Financial Condition.

8. Commitments and Contingencies

The Company currently leases office space in New York and London, U.K. under lease agreements expiring March 31, 2009 and April 17, 2005, respectively. In addition, with respect to the New York office, the Company has entered into an operating lease for certain computers, software, and furniture. Rent expense under these leases for the year ended December 31, 2002 was approximately $1,227,300 for the New York office and $35,600 for the U.K. office.

The lease commitments provide for minimum annual rental payments as follows:

	New York City	London, U.K.
2003	$ 1,263,117	$ 35,418
2004	1,208,292	35,418
2005	1,048,934	10,564
2006	1,105,218	-
2007 and thereafter	2,486,741	-
	$ 7,112,302	$ 81,400

These minimum rentals are subject to escalation or reduction based upon certain costs incurred by the landlord and, with respect to the London office, by real estate tax for each year that the premise is actually occupied by the Company.

The Company is subject to claims, legal proceedings and other contingencies in the ordinary course of their business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. The Company establishes accruals for matters that are probable and can be reasonably estimated. Management believes that any liability in excess of these accruals upon the ultimate resolution of these matters will not have a material adverse effect on the financial condition to the Company.

9. Related Party Transactions

In addition to commissions and investment advisory fees from unrelated customers, the Company receives investment advisory fees and commission income for securities brokerage services performed for four domestic investment limited liability companies, wherein certain of the non-managing members of the Company are members, and for four Passive Foreign Investment Companies wherein, certain of the non-managing members of the Company are stockholders and the Company is the investment advisor. For the year ended December 31, 2002, such commissions and investment advisory fees amounted to $7,653,691, of which $60,187 was receivable by the Company at December 31, 2002.

The Company has distribution agreements with Tweedy, Browne Fund Inc. as the exclusive sales agent for Tweedy, Browne Global Value Fund and Tweedy, Browne American Value Fund (the "Funds"). The Company is also the investment advisor for the Funds. The aforementioned non-managing members of the Company are officers and/or directors of Tweedy, Browne Fund Inc. During the year ended December 31, 2002, the Company earned investment advisory fees from the Funds of $54,510,852 and $10,649,889, respectively, of which $3,264,164 was receivable at December 31, 2002.

10. Distributions

The Limited Liability Company Agreement (the "Agreement") governing the operations of the Company contains a provision which calls for the Company to make certain distributions to its members in proportion to their respective ownership percentage, as defined in the Agreement.

11. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined in the net capital rule. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company computes its net capital under the aggregate indebtedness method permitted by the rule which requires the Company to maintain net capital equal to the greater of $5,000 or 6 2/3 percent of aggregate indebtedness (a maximum ratio of 15 to 1) as those terms are defined by Rule 15c3-1. At December 31, 2002, the Company had net capital of $6,959,861, which was $6,832,850 in excess of its required net capital of $127,011. The Company's net capital ratio was .274 to 1 at December 31, 2002.

The Company is exempt from the provisions of SEC Rule 15c3-3 because it does not receive any funds or securities in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

12. Concentration of Credit Risk

The Company maintains its cash balances in two major New York City banks. The balances in these accounts usually exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligations.

The majority of the Company's brokerage transactions, and consequently the concentration of its credit exposure, is with broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company seeks to control credit risk by monitoring credit limits and requiring collateral where appropriate.

Tweedy, Browne Company LLC
Computation of Net Capital Pursuant to rule 15c3-1
December 31, 2002

Net Capital	
Total members' capital	$ 9,834,844
Additions:	
Subordinated indebtedness	800,000
Total capital and allowable subordinated liabilities	10,634,844
Less nonallowable assets:	
Property, equipment and leasehold improvements, net	1,015,308
Managed accounts receivables and other assets	2,574,916
Other charges - Excess deductible on Fidelity bond	84,759
Total nonallowable assets	3,674,983
Net capital	6,959,861
Less, minimum net capital requirement (the greater of 6-2/3 of aggregate indebtedness or $5,000)	127,011
Excess net capital	$ 6,832,850
Aggregate indebtedness	$ 1,905,167
6-2/3% of aggregate indebtedness	127,011
Percent of aggregate indebtedness to net capital	27.37 %

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Form X-17A Part II or IIA FOCUS Report as of December 31, 2002.

Tweedy, Browne Company LLC
Computation for Determining Reserve Requirements For Brokers and Dealers Pursuant to Rule 15c3-3
December 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemptions appearing in paragraph (k)(2)(ii) of that rule, as all customer transactions are cleared through Bear Stearns Securities Corporation, another registered broker-dealer, on a fully disclosed basis.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants on Internal Accounting Control Required by SEC Rule 17a-5

To the Members of Tweedy, Browne Company LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Tweedy, Browne Company LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and (2) for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 21, 2003